Exhibit 12.1

WHITING PETROLEUM CORPORATION

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Pro Forma
	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Fixed charges:
Interest expensed	$53,529	$87,143
Interest capitalized	602	2,749
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,182	11,886
Estimate of interest within rental expense	424	1,145

Total fixed charges	$60,737	$102,923

Earnings:
Income before income taxes	$330,615	$638,192
Income from equity investees	(441)	(588)
Fixed charges (above)	60,737	102,923
Amortization of capitalized interest	1,010	1,745
Distributed income from equity investees	401	930
Interest capitalized	(602)	(2,749)
Noncontrolling interest in pre-tax loss of subsidiaries	31	90

Total earnings	$391,751	$740,543

Pro forma ratio of earnings to fixed charges (unaudited) (1)	6.45	7.20

(1)	The pro forma calculation assumes that $1,100.0 million of debt outstanding under Whiting Oil and Gas Corporation’s credit agreement was repaid, and $250.0 million of Whiting Petroleum Corporation’s outstanding 7.0% Senior Subordinated Notes due 2014 were retired. These amounts were assumed to have been refinanced on January 1, 2012 using a related portion of the net proceeds from the offering of $1,100.0 million of 5.0% senior notes and $800.0 million of 5.75% senior notes.